FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                   6 July 2004



                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)



             Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding AGM/EGM Results dated 6 July 2004






                           Baltimore Technologies plc
 Results of the Annual General Meeting of the Company and of the Extraordinary
       General Meeting requisitioned by Acquisitor Holdings (Bermuda) Ltd
                    ("Acquisitor") each held on 5 July 2004

London, UK - 6 July 2004. Baltimore Technologies plc (the "Company") announces the results of the polls taken on the resolutions put to the Annual General Meeting of the Company and those resolutions put to the Extraordinary General Meeting requisitioned by Acquisitor, both of which were held yesterday, 5 July 2004:

Annual General Meeting poll results
                                                             Votes Cast
     Resolution                                    In Favour            Against
1    To receive and adopt the accounts for the    10,186,464         15,164,171
     year ended 31 December 2003

2    To re-appoint KPMG Audit Plc as auditors     24,897,682            453,134
     of the Company, and to authorise the
     directors to agree their remuneration

3    That the directors be empowered to allot     10,049,264         15,283,697
     relevant securities pursuant to s.80
     Companies Act 1985

4    That the directors be empowered to allot     10,054,386         15,268,546
     equity securities pursuant to s.95
     Companies Act 1985 for cash

5    That the Company's share premium account     10,054,998         15,252,603
     be cancelled

6    That the Company be authorised to make       10,079,601         15,253,181
     market purchases of its shares

7    To re-appoint Mr Andrew Hunt as a            10,035,112         15,304,164
     director

8    To re-appoint Mr Alfredo Goyanes as a        10,028,807         15,309,777
     director

9    That Mr Bijan Khezri be removed from         15,539,244          9,798,285
     office

10   That Mr Denis Kelly be removed from          15,498,429          9,855,937
     office

11   That Mr David Weaver be removed from         15,495,980          9,858,347
     office

12   That Mr Alfredo Goyanes be removed from      15,513,509          9,840,857
     office

13   That Mr Andrew Hunt be removed from          15,509,071          9,845,369
     office

14   That Mr John Uttley be removed from          15,495,086          9,858,980
     office

                                                             Votes Cast
     Resolution                                    In Favour            Against


15   That Mr Richard Eyre be removed from         15,501,478          9,852,849
     office

16   That Mr James Huston be removed from         15,499,781          9,854,546
     office

17   That Mr David Buchler be appointed as a      15,496,880          9,857,078
     director

18   That Mr George Wardale be appointed as a     15,487,615          9,866,304
     director

19   That Mr Duncan Soukup be appointed as a      15,490,965          9,862,951
     director

20   That Mr Tim Lovell be appointed as a         15,493,523          9,842,136
     director

21   That Mr Robin Williams be appointed as a     15,493,019          9,840,785
     director

22   That any director appointed after 7 May      15,498,679          9,830,988
     2004 be removed from office

23   To approve the Directors' Remuneration        9,718,842         15,097,016
     Report for the year ended 31 December 2003

24   To re-appoint John Uttley as a Director       9,760,504         15,059,516


Extraordinary General Meeting poll results:

                                                             Votes Cast
     Resolution                                    In Favour            Against

1    That Mr Bijan Khezri be removed from         15,422,720          9,921,113
     office

2    That Mr Denis Kelly be removed from          15,414,298          9,930,231
     office

3    That Mr David Weaver be removed from         15,404,759          9,939,731
     office

4    That Mr Alfredo Goyanes be removed from      15,414,110          9,930,394
     office

5    That Mr Andrew Hunt be removed from          15,408,626          9,935,578
     office

6    That Mr John Uttley be removed from          15,407,526          9,936,703
     office

7    That Mr Richard Eyre be removed from         15,409,114          9,934,376
     office

8    That Mr James Huston be removed from         15,411,878          9,932,227
     office

                                                             Votes Cast
     Resolution                                    In Favour            Against

9    That David Buchler be appointed as a         15,403,630          9,940,267
     director

10   That Mr George Wardale be appointed as a     15,399,425          9,943,961
     director

11   That Mr Duncan Soukup be appointed as a      15,398,627          9,944,938
     director

12   That Mr Tim Lovell be appointed as a         15,401,980          9,940,478
     director

13   That Mr Robin Williams be appointed as a     15,401,665          9,941,793
     director

14   That any director appointed after 7 May      15,408,102          9,931,251
     2004 be removed from office



At the Annual General Meeting (AGM) Acquisitor voted its holding of 13,987,152 shares, representing 26.02% of the company's issued share capital, against resolutions 1 and 3 to 8 inclusive, 23 and 24, and in favour of resolutions 2 and 9 to 22 inclusive. At the Extraordinary General Meeting (EGM) which Acquisitor had requisitioned, Acquisitor voted its holding in favour of all of the resolutions.

At the AGM, resolutions 2 and 9 to 22 inclusive were passed and all other resolutions were not passed. At the EGM, which Acquisitor had requisitioned, all of the resolutions were passed. As a consequence, each of Mr Bijan Khezri, Mr Andrew Hunt, Mr Alfredo Goyanes, Mr Denis Kelly and Mr John Uttley ceased to be directors of Baltimore and each of Mr David Buchler, Mr George Wardale, Mr Duncan Soukup, Mr Tim Lovell and Mr Robin Williams were appointed as directors of the Company today, 6 July 2004.

Each of Mr David Weaver, Mr Richard Eyre and Mr James Huston had already resigned as directors of the Company on 3 June 2004 as already announced.


                                    - ENDS -





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Baltimore Technologies plc



                                                By:

                                                Name:  Alfredo Goyanes
                                                Title: Company Secretary


Date: 6 July 2004